July 30, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn.:	Kevin Woody, Accounting Branch Chief
Robert Telewicz, Staff Accountant

Re:	Florham Consulting Corp.
Form 8-K
Filed January 7, 2010
Form S-1
Filed February 11, 2010
Form 10-K/A
Filed April 5, 2010
Amendment No. 3 to Preliminary Information Statement on
Schedule 14C
Filed April 21, 2010
File No. 000-52634

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the above referenced filings of Florham Consulting Corp. (the “Company”) by letter dated June 17, 2010 to Mr. Joseph J. Bianco, the Company’s Chairman and Chief Executive Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

Preliminary Proxy Statement on Schedule 14C

General

1.	Comment:

Please revise your filings to include audited financial statements of your predecessor, Valley Anesthesia, Inc. for the period ended August 20, 2009 and the years ended December 31, 2008 and 2007 or tell us why these financial statements are not required.

Response:

Valley Anesthesia, Inc. was incorporated on July 15, 2009 solely for the purpose of purchasing certain assets and assumption of certain liabilities and operations from Valley Anesthesia Educational Programs, Inc.  Valley Anesthesia, Inc. is a wholly-owned subsidiary of Educational Investors, Inc. Therefore, Valley Anesthesia, Inc. was not in existence for the years ended December 31, 2008 and 2007 and the activities, although limited, for the period ended August 20, 2009, are included in the Consolidated Financial Statements of Educational Investors, Inc.  In the event that your reference to Valley Anesthesia, Inc. was intended to refer to Valley Anesthesia Educational Programs, Inc., the Company has included audited financial statements for Valley Anesthesia Educational Programs, Inc. for the period ended August 20, 2009, and for the years ended December 31, 2008 and 2007.

2.	Comment:

Please revise your filings to include audited financial statements of Training Direct, LLC for the years ended December 31, 2009, 2008 and 2007 or tell us why such financial statements are not required.

Response:

The audited financial statements for Training Direct, LLC for the years ended December 31, 2009, 2008 and 2007 are included in Amendment 4 to the Preliminary Information Statement on Schedule 14C.

Item 6. Selected Financial Data, page 27

3.	Comment:

Please revise your disclosure to include selected financial data for your predecessor, Valley Anesthesia, Inc. for the period ended August 20, 2009 and for the years ended December 31, 2008 and 2007.

Response:

The Selected Financial Data for Valley Anesthesia, Inc. is not applicable.  Please see the Company’s response to Comment No. 1 above.

Item 8. Financial Statements and Supplementary Data

General

4.	Comment:

Given your reverse merger with EII on December 31, 2009, explain to us why your financial statements have not been restated to include only the operations of Ell and Valley for all periods presented. Additionally, it appears that inclusion of the operations of Florham Consulting Corp. prior to the reverse merger with Ell as discontinued operations is inappropriate.

Response:

The Company has restated the financial statements of Florham Consulting Corp. for all periods presented to exclude the operations of Florham prior to the consummation of the reverse merger as a discontinued operation.

Form S-l filed February 11, 2010

Financial Statements

General

5.	Comment:

Please update the financial statement information presented including pro formas in compliance with Article 8 of Regulation S- X.

Response:

The Company has amended its Registration Statement on Form S-1 to update the financial statement information presented, including the pro forma financial statements, in accordance with Article 8 of Regulation S- X.

6.	Comment:

Please revise your filing to include audited financial statements of Training Direct, LLC as of December 31, 2009 or tell us why financial statements are not required.

Response:

The Company has amended its Registration Statement on Form S-1 to include the audited financial statements of Training Direct, LLC as of December 31, 2009.

Florham Consulting Corp., page F-4

General

7.	Comment:

Given your reverse merger with Ell on December 31, 2009, explain to us why your financial statements have not been restated to include only the operations of EII and Valley for all periods presented. Additionally, it appears that inclusion of the operations of Florham Consulting Corp. prior to the reverse merger with EII as discontinued operations is inappropriate.

Response:

The Company has restated the financial statements of Florham Consulting Corp. for all periods presented to exclude the operations of Florham prior to the consummation of the reverse merger as a discontinued operation.

Unaudited Financial Statements of Valley Anesthesia Educational Programs, Inc. as of August 31, 2009, page F-70

8.	Comment:

We note you have included unaudited financial statements of your predecessor, Valley Anesthesia Educational Programs as of August 31, 2009. Please revise your filing to include audited financial statements of Valley Anesthesia Educational Programs as of August 20, 2009.

Response:

The Company has included the audited financial statements of Valley Anesthesia Educational Programs as of August 20, 2009.

Form 8-K filed January 7, 2010

Exhibit 99.5 Unaudited Financial Statements of Valley Anesthesia Educational Programs, Inc. as of August 31, 2009

9.	Comment:

We note you have included unaudited financial statements of your predecessor, Valley Anesthesia Educational Programs as of August 31, 2009. Please revise your filing to include audited financial statements of Valley Anesthesia Educational Programs as of August 20, 2009.

Response:

The Company has included the audited financial statements of Valley Anesthesia Educational Programs as of August 20, 2009.

  *   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph J. Bianco

Joseph J. Bianco
Chairman and CEO